Filed pursuant to Rule 253(g)(2)

File No. 024-10795

SUPPLEMENT DATED OCTOBER 2, 2019

iConsumer Corp.

EXPLANATORY NOTE

This document supplements, and should be read in conjunction with, the offering statement on Form 1-A filed by iConsumer Corp. (the “Company”) and amendments and supplements thereto. The offering statement was qualified by the U.S. Securities and Exchange Commission on June 13, 2019, and supplemented by a supplement dated August 1, 2019.

The purpose of this further supplement is to announce the following changes to the offering statement and any supplements, effective immediately:

Minimum investments and form of consideration

The minimum investment in this offering is $10,000 for non-iConsumer members investing in cash. The minimum investment for iConsumer members is $180. The Company may accept consideration for its securities in the form of services.

Consulting Agreement

On October 1, 2019, the Company entered into a Consulting Agreement with KBHS, LLC (“KBHS”), whereby KBHS, acting as an independent contractor, will promote membership and ownership in the Company for a period of four months from the date thereof. KBHS will be compensated for its services in the form of securities.